FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2008

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on August 6, 2008, by Matsushita Electric Industrial Co., Ltd., announcing the repurchase of a portion of its own shares.

2.	Quarterly report for the three months ended June 30, 2008, filed on August 8, 2008 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: August 29, 2008

August 6, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, August 6, 2008 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details of the share repurchase are as follows:

1. Class of shares: Common stock

2. Period of repurchase: Between July 30, 2008 and August 6, 2008

3. Aggregate number of shares repurchased: 6,470,000 shares

4. Aggregate repurchase amount: 14,999,155,000 yen

5. Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2008:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

•	Period of repurchase: From April 30, 2008 to late March 2009

2)	Cumulative total of shares repurchased since the April 28, 2008 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 29,634,000 shares

•	Aggregate repurchase amount: 69,996,935,000 yen

(Reference 2)

The number of shares issued and treasury stock as of June 30, 2008:

•	Total number of shares issued (excluding treasury stock): 2,084,173,536 shares

•	Treasury stock: 368,879,961 shares

# # #

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

June 30, 2008

Matsushita Electric Industrial Co., Ltd.

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports, is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Three months ended June 30, 2008	Year ended March 31, 2008
Net sales	2,151,997	9,068,928
Income before income taxes	119,255	434,993
Net income	73,031	281,877
Total stockholders’ equity	3,767,720	3,742,329
Total assets	7,615,179	7,443,614
Stockholders’ equity per share of common stock (yen)	1,807.78	1,781.11
Net income per share of common stock, basic (yen)	34.83	132.90
Net income per share of common stock, diluted (yen)	34.83	132.90
Stockholders’ equity / total assets (%)	49.5	50.3
Net cash provided by operating activities	122,757	466,058
Net cash used in investing activities	(184,891)	(61,371)
Net cash used in financing activities	(35,769)	(203,548)
Cash and cash equivalents at end of period	1,156,636	1,214,816
Total employees (persons)	310,581	305,828

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	Victor Company of Japan, Ltd. (JVC) and its subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries from August 2007.

(2)	Principal Businesses

The Matsushita Group is comprised primarily of the parent Matsushita Electric Industrial Co., Ltd. and 544 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Matsushita is engaged in production, sales and service activities in a broad array of business areas.

The Company’s business segment classifications consist of five segments, namely, “Digital AVC Networks,”* “Home Appliances,” “MEW and PanaHome,” “Components and Devices,” and “Other.”

Matsushita will accelerate a phase change for further growth toward global excellence. From fiscal 2009 onward, with the aim at further clarifying its business fields for investors, Matsushita will newly disclose three business fields of the group which consist of five business segments as follows:

  “Digital AVC Networks Solution”:

  “Digital AVC Networks” segment

  “Solutions for the Environment and Comfortable Living”:

  “Home Appliances” and “MEW and PanaHome” segments

  “Devices and Industry Solution”:

  “Components and Devices” and “Other” segments

For production, Matsushita adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates, to further develop global business. Meanwhile, in Japan, Matsushita’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the Government and corporations.

For export, sales are handled mainly through sales subsidiaries and agents located in respective countries.

Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries.

Meanwhile, most import operations are carried out internally, with the aim of expanding international economic cooperation.

Certain MEW and PanaHome products are sold on a proprietary basis at home and abroad.

*	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

The main products and main group companies for each business segment are as follows:

Digital AVC Networks

Video and Audio Equipment

Plasma and LCD TVs, DVD recorders/players, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, etc.

Information and Communications Equipment

PCs, optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, healthcare equipment, etc.

The main group companies for Digital AVC Networks are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Mobile Communications Co., Ltd.

Panasonic Communications Co., Ltd.

Panasonic Shikoku Electronics Co., Ltd.

Panasonic Corporation of North America

Panasonic AVC Networks Czech, s.r.o.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

The main group companies for Home Appliances are:

Matsushita Electric Industrial Co., Ltd.

Matsushita Ecology Systems Co., Ltd.

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.

Panasonic Refrigeration Devices Singapore Pte. Ltd.

MEW and PanaHome

Lighting fixtures, wiring devices, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

The main group companies for MEW and PanaHome are:

Matsushita Electric Works, Ltd.

PanaHome Corporation

Components and Devices

Semiconductors, general components (capacitors, tuners, circuit boards, power supplies, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

The main group companies for Components and Devices are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Electronic Devices Co., Ltd.

Matsushita Battery Industrial Co., Ltd.

Panasonic Electronic Devices Corporation of America

Panasonic Electronic Devices Malaysia Sdn. Bhd.

Other

Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

The main group companies for Other are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Factory Solutions Co., Ltd.

Matsushita Welding Systems Co., Ltd.

Panasonic Factory Solutions Singapore Pte. Ltd.

Panasonic Welding Systems (Tangshan) Co., Ltd.

(3)	Changes in Subsidiaries and Associated Companies

1. Matsushita absorbed Matsushita Refrigeration Company on April 1, 2008.
2. On July 29, 2008, Matsushita’s Board of Directors decided to absorb Matsushita Battery Industrial Co., Ltd. on October 1, 2008.

(4)	Number of Employees (as of June 30, 2008)

1. Consolidated:	310,581
2. Parent-alone:	44,814

II	The Business

(1)	Operating Results

In the electronics industry during the first quarter under review, while there was a growing demand before the Beijing Olympics, severe business conditions continued both in Japan and overseas, due mainly to price declines centered on digital products, a stronger yen against the U.S. dollar and rising prices for raw materials and energy. Under these circumstances, in fiscal 2009 as the middle year of the three-year mid-term management plan GP3, Matsushita is striving to produce successful results and create a new trend for achieving goals. Aiming at getting growth back on track and strengthening profitability, Matsushita is implementing initiatives focused on four major themes: double-digit growth in overseas sales, expansion of four strategic businesses, manufacturing innovation and the “eco ideas” strategy.

Consolidated group sales for the first quarter amounted to 2,152.0 billion yen. Explaining the first quarter results, sales gains were recorded in digital AV products.

Regarding earnings, operating profit* for the first quarter amounted to 109.6 billion yen. Despite the negative effects of intensified global price competition and a stronger yen against the U.S. dollar, as well as rising prices for crude oil and other raw materials, this result was due primarily to sales gains in real terms excluding the effects of JVC**, and comprehensive cost reduction activities including materials costs and fixed costs.

In other income (deductions), the Company recorded 7.2 billion yen as interest income and 5.3 billion yen as dividends received. These and other factors resulted in income before income taxes of 119.3 billion yen.

Provision for income taxes amounted to 42.4 billion yen and the effective tax rate to income before income taxes resulted in 35.6%, due mainly to increased tax advantage in overseas subsidiaries in lower tax countries.

Minority interests and equity in earnings of associated companies were 4.1 billion yen and 0.3 billion yen, respectively.

As a result of all the factors stated, the Company recorded a net income of 73.0 billion yen.

*

In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the consolidated statements of income.

**	Victor Company of Japan, Ltd. and its subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries from August 2007. Accordingly, sales of JVC from August 2007 to September 2007 are excluded from the consolidated group sales.

(2)	Operating Results by Business Field and by Business Segment

The Company’s business segment classifications consist of five segments, namely, “Digital AVC Networks,” “Home Appliances,” “MEW and PanaHome,” “Components and Devices,” and “Other.”

Matsushita will accelerate a phase change for further growth toward global excellence. From fiscal 2009 onward, with the aim at further clarifying its business fields for investors, Matsushita will newly disclose three business fields of the group which consist of five business segments as follows:

  “Digital AVC Networks Solution”:

  “Digital AVC Networks” segment

  “Solutions for the Environment and Comfortable Living”:

  “Home Appliances” and “MEW and PanaHome” segments

  “Devices and Industry Solution”:

  “Components and Devices” and “Other” segments

1. Digital AVC Networks Solution

Sales of Digital AVC Networks Solution amounted 1,046.4 billion yen and segment profit was 55.0 billion yen. The breakdown is as follows:

a. Digital AVC Networks

Digital AVC Networks sales amounted to 1,046.4 billion yen. A significant sales increase of flat-panel TVs in video and audio equipment, as well as favorable sales of digital cameras and DVD recorders, contributed to an overall sales increase. Sales of information and communications equipment decreased due mainly to sluggish sales in automotive electronics equipment. Despite the price declines mainly in digital AV products, segment profit amounted to 55.0 billion yen. This was due primarily to sales increases of flat-panel TVs, digital cameras, DVD recorders and mobile phones, in addition to the rationalization effects.

2. Solutions for the Environment and Comfortable Living

Sales of Solutions for the Environment and Comfortable Living amounted to 784.8 billion yen and segment profit was 42.0 billion yen. The breakdown is as follows:

b. Home Appliances

Sales of Home Appliances amounted to 352.1 billion yen. Despite sluggish sales in compressors and other products, favorable sales in refrigerators and electric lamps contributed to an overall sales increase. Despite the negative effects of rising raw materials prices, segment profit amounted to 31.5 billion yen, due primarily to the rationalization effects and sales gains in high value-added products such as refrigerators.

c. MEW and PanaHome

Sales of MEW and PanaHome amounted to 432.8 billion yen. At MEW and its subsidiaries, sales gains were recorded with favorable sales in electrical construction materials and automation controls. At PanaHome Corporation and its subsidiaries, sluggish housing market conditions led to a decrease in sales. Segment profit amounted to 10.5 billion yen, mainly as a result of rationalization effects.

3. Devices and Industry Solution

Sales of Devices and Industry Solution amounted to 624.0 billion yen and segment profit was 33.4 billion yen. The breakdown is as follows:

d. Components and Devices

Sales of Components and Devices amounted to 334.6 billion yen. Sluggish sales of general electronic components and batteries resulted in a decrease in sales. Segment profit amounted to 19.5 billion yen, mainly as a result of rationalization efforts.

e. Other

Sales for Other amounted to 289.4 billion yen, due mainly to sales gains in factory automation equipment. Segment profit amounted to 13.9 billion yen, mainly as a result of an increase in sales.

First-quarter Results by Domestic and Overseas Company Location*

*	The following information shows the geographical sales and profit by region for the three months ended June 30, 2008.

Japan

Although sales gains were recorded in flat-panel TVs, DVD recorders, mobile phones and refrigerators, sales of companies in Japan amounted to 1,638.5 billion yen. This was due mainly to a decrease in sales as a result of deconsolidation of JVC. Profit in this region amounted to 100.7 billion yen, as a result of sales gains in real terms excluding the effects of JVC and the rationalization effects.

Americas

Although sales gains were recorded in flat-panel TVs, digital cameras and DVD recorders, sales of companies in the Americas amounted to 275.0 billion yen. This was due mainly to a decrease in sales as a result of deconsolidation of JVC and the effects of a stronger yen against the U.S. dollar. Profit in this region amounted to 4.3 billion yen mainly as a result of rationalization efforts.

Europe

Although favorable sales were recorded in flat-panel TVs and digital cameras, sales of companies in Europe amounted to 294.3 billion yen. This was due mainly to a decrease in sales as a result of deconsolidation of JVC. Profit in this region resulted in a loss of 0.3 billion yen. Despite the rationalization efforts, the effect of price declines led to this result.

Asia and Others

Despite a decrease in sales as a result of deconsolidation of JVC, sales of companies in Asia and Others amounted to 733.9 billion yen. This was due mainly to favorable sales in flat-panel TVs, digital cameras and other digital AV products, as well as white goods such as air-conditioners and refrigerators. Geographical profit amounted to 33.9 billion yen, due mainly to favorable sales and rationalization effects.

(3)	Consolidated Assets, Liabilities, Minority Interests and Stockholders’ Equity

The Company’s consolidated total assets as of June 30, 2008 increased 171.6 billion yen to 7,615.2 billion yen, compared with 7,443.6 billion yen at the end of fiscal 2008. With regard to assets, inventories increased to 138.5 billion yen for seasonal factors, compared with the end of fiscal 2008.

With regard to liabilities, current liabilities were up by 79.4 billion yen and fixed liabilities were up by 65.2 billion yen from the end of fiscal 2008, due mainly to an increase in short-term borrowings and an issuance of bonds in its subsidiary. Accordingly, total liabilities resulted in 3,331.2 billion yen.

Minority interests increased 1.7 billion yen to 516.2 billion yen.

Stockholders’ equity increased 25.4 billion yen, compared with the end of the last fiscal year’s 3,742.3 billion yen, to 3,767.7 billion yen. Treasury stock increased 40.7 billion yen, as a result of the repurchase of the Company’s own shares as part of Matsushita’s financial strategy to enhance shareholder value. Pension liability adjustments decreased 72.7 billion yen, due mainly to a change in the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date in conformity with the provisions regarding the change in the measurement date of postretirement benefit plan of Statement of Financial Accounting Standards (SFAS) No. 158. Meanwhile, other retained earnings increased 30.4 billion yen and cumulative translation adjustments increased 86.2 billion yen as a result of the correction of the yen appreciation against the U.S. dollar.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the fiscal 2009 first quarter amounted to 122.8 billion yen. Despite increased inventories, this was attributable mainly to net income and depreciation.

Cash flows from investing activities

Net cash used in investing activities amounted to 184.9 billion yen. Capital expenditures for tangible fixed assets were 163.5 billion yen, mainly consisting of manufacturing facilities for priority business areas such as plasma display panels (PDP), liquid crystal display (LCD) panels and semiconductors.

Cash flows from financing activities

Net cash used in financing activities amounted to 35.8 billion yen. Although long-term liabilities increased associated with the issuance of bonds in its subsidiary, an increase in repurchase of the Company’s common stock and dividends payments led to overall increase in cash outflows.

With all these activities, cash and cash equivalents for the first quarter of fiscal 2009, with a positive effect of 39.7 billion yen for exchange rate changes, resulted in 1,156.6 billion yen.

(5)	Research and Development

Matsushita’s R&D expenditures for the first quarter of fiscal 2009 totaled 131.1 billion yen.

III	Property, Plant and Equipment

(1)	Capital Investment*

During the first quarter ended June 30, 2008, the Company invested a total of 102,682 million yen in property, plant and equipment, with emphasis on production facilities in such strategically important areas as PDP and LCD panels, and semiconductors. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
Digital AVC Networks	49,309
Home Appliances	13,856
MEW and PanaHome	9,578
Components and Devices	24,119
Other	596

Subtotal	97,458
Corporate	5,224

Total	102,682

*	The above figures are calculated on an accrual basis.

(2)	Plan of the purchase and retirement of major property, plant and equipment

During the three months ended June 30, 2008, there was no material change in the purchase and retirement of major property, plant and equipment from the plan at the end of March 31, 2008. Meanwhile, on July 29, 2008, Matsushita’s Board of Directors decided to construct a new lithium-ion battery plant in Osaka City. Total capital expenditures for the plant are estimated to be approximately 100 billion yen.

*	The above figures are calculated on an accrual basis.

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of June 30, 2008: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) have been listed on the New York stock exchange.

(2)	Amount of Common Stock (Stated Capital) as of June 30, 2008: 258,740 million yen

(3)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the first quarter of fiscal 2009:

	Yen
	April	May	June
High	2,445	2,510	2,515
Low	2,000	2,260	2,270

CONTENTS

V	Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2008

	Yen (millions)
Assets	June 30, 2008	March 31, 2008
Current assets:
Cash and cash equivalents	1,156,636	1,214,816
Time deposits	129,926	70,108
Short-term investments (Note 3)	31,727	47,414
Trade receivables:
Notes	69,331	59,060
Accounts	1,061,826	1,046,991
Allowance for doubtful receivables	(22,241)	(20,868)

Net trade receivables	1,108,916	1,085,183

Inventories (Note 2)	1,002,813	864,264
Other current assets	514,531	517,409

Total current assets	3,944,549	3,799,194

Investments and advances (Note 3)	860,624	842,156

Property, plant and equipment (Note 5):
Land	308,853	308,365
Buildings	1,577,399	1,559,357
Machinery and equipment	2,726,325	2,592,229
Construction in progress	111,483	120,026

	4,724,060	4,579,977
Less accumulated depreciation	2,896,004	2,822,604

Net property, plant and equipment	1,828,056	1,757,373

Other assets:
Goodwill	425,146	429,902
Intangible assets	133,339	128,917
Other assets	423,465	486,072

Total other assets	981,950	1,044,891

	7,615,179	7,443,614

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2008

	Yen (millions)
Liabilities, Minority Interests and Stockholders’ Equity	June 30, 2008	March 31, 2008
Current liabilities:
Short-term borrowings, including current portion of long-term debt	198,488	156,260
Trade payables:
Notes	53,439	37,175
Accounts	887,713	903,379

Total trade payables	941,152	940,554

Accrued income taxes	26,545	58,943
Accrued payroll	184,693	134,255
Other accrued expenses	789,244	784,538
Deposits and advances from customers	87,581	78,494
Employees’ deposits	313	355
Other current liabilities	412,321	407,560

Total current liabilities	2,640,337	2,560,959

Noncurrent liabilities:
Long-term debt	271,423	232,346
Retirement and severance benefits	262,250	238,396
Other liabilities	157,222	154,964

Total noncurrent liabilities	690,895	625,706

Minority interests	516,227	514,620

Stockholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus	1,217,878	1,217,865
Legal reserve	92,246	90,129
Retained earnings	2,978,483	2,948,065
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(142,588)	(228,792)
Unrealized holding gains of available-for-sale securities (Note 3)	72,550	45,442
Unrealized gains of derivative instruments (Note 11)	(2,666)	4,326
Pension liability adjustments	(67,602)	5,127

Total accumulated other comprehensive income (loss)	(140,306)	(173,897)

Treasury stock, at cost (Note 6)	(639,321)	(598,573)

Total stockholders’ equity	3,767,720	3,742,329
Commitments and contingent liabilities (Note 12)

	7,615,179	7,443,614

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Income

Three months ended June 30, 2008

Yen (millions)
Three months ended June 30, 2008
Revenues, costs and expenses:
Net sales	2,151,997
Cost of sales	(1,525,850)
Selling, general and administrative expenses	(516,574)
Interest income	7,198
Dividends received	5,343
Other income (Note 11)	16,218
Interest expense	(5,756)
Other deductions (Notes 5, 10 and 11)	(13,321)

Income before income taxes	119,255

Provision for income taxes	42,412

Income before minority interests and equity in gains of associated companies	76,843

Minority interests	4,149

Equity in gains of associated companies	337

Net income (Note 10)	73,031

Yen
Net income per share of common stock (Note 8):
Basic	34.83
Diluted	34.83

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2008

Yen (millions)
Three months ended June 30, 2008
Cash flows from operating activities:
Net income	73,031
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	90,706
Net gain on sale of investments	(5,802)
Provision for doubtful receivables	1,605
Deferred income taxes	3,899
Write-down of investment securities	2,783
Impairment loss on long-lived assets (Note 5)	2,112
Minority interests	4,149
(Increase) decrease in trade receivables	8,605
(Increase) decrease in inventories	(102,132)
(Increase) decrease in other current assets	4,643
Increase (decrease) in trade payables	47,915
Increase (decrease) in accrued income taxes	(33,325)
Increase (decrease) in accrued expenses and other current liabilities	31,453
Increase (decrease) in retirement and severance benefits	(24,894)
Increase (decrease) in deposits and advances from customers	6,901
Other	11,108

Net cash provided by operating activities	122,757

Cash flows from investing activities:
Proceeds from disposition of investments and advances	40,384
Increase in investments and advances	(3,888)
Capital expenditures	(163,490)
Proceeds from disposals of property, plant and equipment	8,793
(Increase) decrease in time deposits	(56,314)
Other	(10,376)

Net cash used in investing activities	(184,891)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2008

Yen (millions)
Three months ended June 30, 2008
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	24,162
Increase (decrease) in employees’ deposits	(44)
Proceeds from long-term debt	40,100
Repayments of long-term debt	(11,539)
Dividends paid	(36,769)
Dividends paid to minority interests	(10,944)
Repurchase of common stock	(40,788)
Sale of treasury stock	53

Net cash used in financing activities	(35,769)

Effect of exchange rate changes on cash and cash equivalents	39,723

Net increase (decrease) in cash and cash equivalents	(58,180)

Cash and cash equivalents at beginning of period	1,214,816

Cash and cash equivalents at end of period	1,156,636

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of the Company’s products are marketed under “Panasonic” and several other trade names, including “National,” “Technics,” and “PanaHome.”

Sales by product category for the three months ended June 30, 2008 were as follows: Digital AVC Networks—45%, (Video and audio equipment 22%, Information and communications equipment 23%), Home Appliances—16%, MEW and PanaHome*—18%, Components and Devices—13% and Other—8%. A sales breakdown by geographical market was as follows: Japan—49%, North and South America—13%, Europe—14%, and Asia and Others—24%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

*	MEW stands for Matsushita Electric Works, Ltd. and PanaHome stands for PanaHome Corporation.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” Investments in companies and joint ventures over which we have the ability to exercise significant influence (generally through an ownership interest of between 20% to 50%) are included in “Investments and advances” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

(d)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(e)	Adoption of New Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company applied SFAS No. 157 on April 1, 2008. In February 2008, FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which partially delays the effective date of SFAS No. 157 by one year for certain nonfinancial assets and liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on the Company’s consolidated financial statements and the Company has omitted the disclosures required by SFAS No. 157.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans require the fair value of plan assets and benefit obligations to be measured as of the date of the fiscal year-end consolidated balance sheet and the Company applied SFAS No. 158’s provisions on April 1, 2008. In conformity with the provisions, the Company and certain subsidiaries changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date. With the change in the measurement date, beginning balances of “Retained earnings” and “Accumulated other comprehensive income (loss)—Pension liability adjustments” at April 1, 2008 has been reduced by 3,727 million yen and 73,571 million yen, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Inventories

Inventories at June 30 and March 31, 2008 are summarized as follows:

	Yen (millions)
	June 30, 2008	March 31, 2008
Finished goods	594,353	499,316
Work in process	153,721	132,894
Raw materials	254,739	232,054

	1,002,813	864,264

(3)	Investments in Securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at June 30 and March 31, 2008 are as follows:

	Yen (millions)
	June 30, 2008
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	31,379	31,476	97
Other	251	251	—

	31,630	31,727	97

Noncurrent:
Equity securities	330,832	487,285	156,453
Bonds	25,590	25,866	276
Other	5,618	5,551	(67)

	362,040	518,702	156,662

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	March 31, 2008
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	47,012	47,164	152
Other	250	250	—

	47,262	47,414	152

Noncurrent:
Equity securities	333,057	441,839	108,782
Bonds	31,588	32,143	555
Other	5,603	5,510	(93)

	370,248	479,492	109,244

The carrying amounts of the Company’s cost method investments totaled 33,398 million yen and 29,837 million yen at June 30 and March 31, 2008, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at June 30, 2008 are as follows:

Yen (millions)
Due within 1 year	47,825
Due after 1 year within 2 years	44,244
Due after 2 years within 3 years	57,570
Due after 3 years within 4 years	32,959
Due after 4 years within 5 years	11,838
Thereafter	2,176

Total minimum lease payments	196,612

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of income, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 2,112 million yen of property, plant and equipment for the three months ended June 30, 2008.

The Company recorded the impairment losses due to the closing of domestic manufacturing facilities. As a result of the closing, certain buildings and land became unused and the Company recorded the impairment losses. The fair value of land was determined through an appraisal. The fair value of buildings was determined based on the discounted future cash flows expected to result from their eventual disposition.

Impairment losses of 1,702 million yen and 410 million yen related to “Corporate and eliminations” and the remaining segments, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Number of common shares

Number of common shares authorized and issued and number of treasury common shares as of June 30 and March 31, 2008 are as follows:

	Number of shares
	June 30, 2008	March 31, 2008
Common stock
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	368,879,961	351,936,341

(7)	Net Assets per Share

Net assets per share as of June 30 and March 31, 2008 are as follows:

	Yen
	June 30, 2008	March 31, 2008
Net assets per share	1,807.78	1,781.11

(8)	Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computation for the three months ended June 30, 2008 are as follows:

Yen (millions)
Three months ended June 30, 2008
Net income	73,031

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Number of shares
Three months ended June 30, 2008
Average common shares outstanding	2,096,837,708
Dilutive effect:
Stock options	2,167

Diluted common shares outstanding	2,096,839,875

Yen
Three months ended June 30, 2008
Net income per share:
Basic	34.83
Diluted	34.83

(9)	Cash Dividends Paid per Share

Cash dividends per share paid during the three months ended June 30, 2008 are as follows:

Yen
June 30, 2008
Cash dividends paid per share	17.50

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Supplementary Information to the Statements of Income

Included in other deductions for the three months ended June 30, 2008 are expenses of 225 million yen, associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries.

A write-down of 2,783 million yen on investment securities is included in other deductions for the three months ended June 30, 2008.

Foreign exchange gains and losses included in other deductions for the three months ended June 30, 2008 are losses of 2,086 million yen.

Comprehensive income for the three months ended June 30, 2008 is a gain of 180,193 million yen. Comprehensive income includes “Net income” in the amount of 73,031 million yen and increase (decrease) in “Accumulated other comprehensive income (loss)” excluding the beginning adjustment in the amount of 107,162 million yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of income. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the three months ended June 30, 2008. Amounts included in accumulated other comprehensive income (loss) at June 30, 2008 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

(12)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. At June 30, 2008, the maximum amount of undiscounted payments the Company would have to make in the event of default is 16,220 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at June 30 and March 31, 2008 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At June 30, 2008, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 35,228 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at June 30 and March 31 was insignificant.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Contingent liabilities at June 30, 2008 for discounted export bills of exchange amounted to 18 million yen.

There are a number of legal actions against the Company. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(13)	Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “MEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment. From April 1, 2008, the name of “AVC Networks” was changed to “Digital AVC Networks.”

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the three months ended June 30, 2008 is shown in the tables below:

By Business Segment:

Yen (millions)
Three months ended June 30, 2008
Sales:
Digital AVC Networks:
Customers	1,034,931
Intersegment	11,431

Total	1,046,362
Home Appliances:
Customers	303,039
Intersegment	49,021

Total	352,060
MEW and PanaHome:
Customers	420,435
Intersegment	12,351

Total	432,786
Components and Devices:
Customers	232,094
Intersegment	102,460

Total	334,554
Other:
Customers	161,498
Intersegment	127,934

Total	289,432
Eliminations	(303,197)

Consolidated total	2,151,997

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Yen (millions)
Three months ended June 30, 2008
Segment profit:
Digital AVC Networks	54,974
Home Appliances	31,502
MEW and PanaHome	10,511
Components and Devices	19,499
Other	13,905
Corporate and eliminations	(20,818)

Consolidated total	109,573

Interest income	7,198
Dividends received	5,343
Other income	16,218
Interest expense	(5,756)
Other deductions	(13,321)

Income before income taxes	119,255

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Geographical Area:

Sales attributed to countries based upon the customer’s location are as follows:

Yen (millions)
Three months ended June 30, 2008
Sales:
Japan	1,045,244
North and South America	286,461
Europe	293,643
Asia and Others	526,649

Consolidated total	2,151,997

United States of America included in North and South America	243,214

There are no individually material countries of which sales should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three months ended June 30, 2008.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales and geographical profit which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three months ended June 30, 2008. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

Yen (millions)
Three months ended June 30, 2008
Sales:

Japan:
Customers	1,154,688
Intersegment	483,835

Total	1,638,523
North and South America:
Customers	270,145
Intersegment	4,864

Total	275,009
Europe:
Customers	284,119
Intersegment	10,160

Total	294,279
Asia and Others:
Customers	443,045
Intersegment	290,848

Total	733,893
Eliminations	(789,707)

Consolidated total	2,151,997

Geographical profit:
Japan	100,696
North and South America	4,313
Europe	(272)
Asia and Others	33,931
Corporate and eliminations	(29,095)

Consolidated total	109,573

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Business Field (Unreviewed):

Matsushita will accelerate a phase change for further growth toward global excellence. From April 1, 2008, in order to further clarify its business fields for investors, the Company discloses three new business fields of the group which consist of five segments as follows:

Business fields	Business Segments
Digital AVC Networks Solution	Digital AVC Networks
Solutions for the Environment and Comfortable Living	Home Appliances, MEW and PanaHome
Devices and Industry Solution	Components and Devices, Other

Yen (millions)
Three months ended June 30, 2008
Sales:

Digital AVC Networks Solution:
Digital AVC Networks	1,046,362

Total	1,046,362
Solutions for the Environment and Comfortable Living:
Home Appliances	352,060
MEW and PanaHome	432,786

Total	784,846
Devices and Industry Solution:
Components and Devices	334,554
Other	289,432

Total	623,986
Eliminations	(303,197)

Consolidated total	2,151,997

Profit by business field:

Digital AVC Networks Solution:
Digital AVC Networks	54,974

Total	54,974
Solutions for the Environment and Comfortable Living:
Home Appliances	31,502
MEW and PanaHome	10,511

Total	42,013
Devices and Industry Solution:
Components and Devices	19,499
Other	13,905

Total	33,404
Corporate and eliminations	(20,818)

Consolidated total	109,573